VIA ELECTRONIC TRANSMISSION
---------------------------
AND FEDERAL EXPRESS
-------------------

August 18, 2006

Ms. Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7116
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Rogers Corporation
          Form 10-K for the Fiscal Year Ended January 1, 2006
          Filed March 31, 2006
          File No. 1-4347

Dear Ms. Shah:

     On behalf of Rogers Corporation (the "Company"), set forth below are the responses of the Company to the letter dated July 31, 2006 (the "Comment Letter"), containing the comments of the Staff of the Securities and Exchange Commission to the Company's filing referenced above.

     The Company's responses to each of the comments in the Comment Letter are set forth below and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into this response letter.

Note 3 - Goodwill and Other Intangible Assets, page 50
------------------------------------------------------

Comment 1:

With regards to your response to the second bullet of comment 1 in our letter dated June 19, 2006, please tell us if you add the "actual corporate allocations" you are removing from the operating income/(loss) of your "non-strategic" reporting units to your "strategic" reporting units to assess impairment. If you do not, please tell us why you believe excluding these costs is appropriate.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 2


Response 1:

In order to test impairment at each of our four respective reporting units with allocated goodwill, we develop a valuation model that we believe appropriately reflects the necessary costs for that entity to operate as a stand-alone business in accordance with the valuation criteria established under FAS 142. The additional costs that we believe would be necessary for each of these businesses to operate on a stand-alone basis do not necessarily represent the internally allocated charges we assign to each of these business units as a wholly owned subsidiary of Rogers. Therefore, we make our best estimates as to what these additional costs would be to properly value these businesses for purposes of our impairment tests. As a result, we do not add the "actual corporate allocations" that we remove from the operating income/(loss) of one individual business to another, whether they are considered strategic or non-strategic. We believe that the methodology that we have utilized is an appropriate treatment under FAS 142 as it accurately assesses the stand-alone value of each business. Please note that the additional "stand-alone" costs we allocate to our single strategic business unit that has goodwill associated with it are higher than those that we allocate to the non-strategic business units with goodwill associated with them, as we believe the strategic business unit would require more overhead costs to operate independently. This is due to this business requiring more activity in their key cost centers, such as research and development and marketing, to enable them to operate effectively as a stand alone business.

Comment 2:

We note your response to the third bullet of comment 1 in our letter dated June 19, 2006. We further note the press release furnished in your Form 8-K filed on June 30, 2006, that states you are testing the assets for your polyolefin foam and polyester-based laminates reporting units for impairment. Please provide the following:
     o The impairment tests you prepare for the second quarter of fiscal year 2006 regardless of whether you determine impairment charges are necessary.
     o A comprehensive analysis of the circumstances that resulted in changes in each material assumption that differs from your analysis as of
          January 1, 2006 that you provided in your May 9, 2006 letter, including, sales growth rates, division profit growth rates, terminal year growth rate, and discount rate. You should explain the information that resulted in changed assumptions that was not known as of January 1, 2006. For example, please tell us the specific "recent market and customer developments" that you believe may result in the fair values of your reporting units being less than there carrying values.
     o The details of the "unforeseen recent competitive developments" that specifically affect polyolefin foams and why such developments were previously unforeseen.
     o For polyester-based laminates, you attribute at least part of the potential impairment to the cable industry. However, your explanation for the increase in sales and profitability of the polyester-based laminates reporting unit is a change in focus from products related to the cable industry to non-cable industry products. Please explain this potential inconsistency between your press release and your response letter dated June 29, 2006. You also attribute the potential impairment to polyester-based laminates to a delay in higher-margin non-cable products offerings. Please tell us when you originally expected such products to be offered and when you now expect such products to be offered.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 3

Response 2:

We have included the impairment tests we prepared for the second quarter of fiscal 2006 as Attachment 1 (Polyolefin foams) and Attachment 2 (Polyester-based industrial laminates) to this response letter.

Polyolefin Foams

In the second half of 2005 after we recorded the initial impairment charge on the polyolefin foam business, we worked to improve the operating performance and cash flows of the newly restructured operating unit. We shed most of our unprofitable product lines, resulting in the retention of one significant customer. In order to achieve acceptable profitability levels, we negotiated a contract with this customer, which included a significant price increase and preferred supplier status for the particular products supplied to this customer. This contract would be effective for a one-year period beginning in January 2006. (See our response to Comment #3 below for further details on this contract.) We were able to achieve these favorable contract terms, as we believed, at that time, that the related polyolefin products being purchased by this customer had a distinct technological advantage in the marketplace and could not be procured from other vendors. We also believed that, given the apparent mutually beneficial relationship with this customer at that time, that this arrangement would be sustained for a longer period of time, which we projected would generate sufficient cash flows to allow us to further grow this business both organically and with other product offerings. At the end of 2005, the long-term projections associated with this business were based on the newly negotiated contract, the assumption that this contract would be renewed at the end of 2006, and the organic growth we had experienced with this customer since the acquisition of the business, which we believed would continue in the future. The anticipated improvements in the business were further validated by the significant improvements in operating results and cash flows in the second half of 2005 as compared to the first half of the year and the further improvement achieved in the first half of 2006 (as illustrated in our previous response letter). Overall, these projections supported the recoverability of the residual asset base of the polyolefin business and we determined that no additional impairment charges were necessary at the end of 2005.

We continued to work to improve this business in the first half of 2006 until this customer approached us on May 9, 2006 with a demand to significantly reduce the pricing of our products, as well as to reduce volume levels of purchases from the Company. Although this demand was not prohibited under the terms of the existing supply agreement, compliance would result in immediate and significant reductions in sales and profitability levels that would unfavorably impact the long-term revenue and cash flow projections of this business. This event led us to begin negotiations on a new contract that would be effective after the existing contract expires at the end of 2006. We made a proposal to this customer on June 20, 2006 to agree to a 30% price decrease and to maintain volume levels at approximately 75% of the current levels. We believe this offer constitutes a "best-case" scenario, as it is not probable that this customer will come back to us with a better offer. At this time, they have not responded to our proposal. We now believe that, even under the most favorable outcome, the results of this negotiation will have a significant negative impact on the long-term outlook of the polyolefin foam business as it will be significantly impacted by both lower product pricing and lower volume levels, resulting in lower long-term revenues, operating margins and cash flows. We concluded that this pending contract and change in the business relationship with this customer was an indicator of impairment that triggered an impairment analysis on the remaining assets of the polyolefin foam business under SFAS 144 and SFAS 142, which ultimately resulted in an impairment charge of $6.3 million recorded in the second quarter of 2006.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 4


As highlighted in the most recent cash flow analysis (Attachment I to this letter), this event significantly changed the long-term revenue projections of the business as illustrated in the below table:

                                                 Sales Projections
  Impairment                       ---------------------------------------------
analysis as of:                      2006     2007     2008     2009     2010
--------------------------------------------------------------------------------
   YE 2005                          $[ * ]   $[ * ]   $[ * ]   $[ * ]   $[ * ]
   Q2 2006                           [ * ]    [ * ]    [ * ]    [ * ]    [ * ]

Although 2006 sales levels as of June 2006 are forecasted to be better than originally anticipated at year-end 2005, the anticipated price reductions and volume decreases severely impacted our 2007-2010 revenue projections. This ultimately resulted in a fair value of the business as calculated as of the second quarter of 2006 of approximately $[ * ] as compared to $[ * ] at the end of 2005. The discount rate used in the cash flow analysis for this business at the end of 2005 was [ * ], which is slightly more conservative than the rate used in our analysis for our other reporting units ([ * ]% based on the weighted average cost of capital of the business) as we factored in the additional risk associated with this business considering its very limited customer base. This discount rate, combined with the other various assumptions, still yielded a fair value that exceeded the entity's book value as of year-end 2005. Our Q2 2006 analysis also took into account the fact that we believe it is probable that we will exit this business at the end of 2009 (upon expiration of the anticipated 3-year renegotiated contract), as we do not believe the business will have any significant long-term growth prospects at that time nor will it fit into the long-term strategic objectives of the Company. Therefore, we did not include any revenue projections for 2010 or a terminal value for the business beyond 2010. Based on the timing of the events described above and the resulting cash flow analysis, we believe the impairment charge related to the goodwill of the polyolefin business was appropriately recorded in the second quarter of 2006.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 5


Polyester-Based Industrial Laminates (PBIL)

Our PBIL operating segment has historically focused its core business on the manufacture of high quality cable shielding products for data communications, telecommunications and specialty cables. The data communications and telecommunication cabling markets are dominated by privately owned commodity volume suppliers that work with very thin margins. We have attempted to diversify this segment's product mix into non-cable markets, which are higher margin markets that would be considered non-traditional applications for this segment. This segment's core cable business accounted for approximately [ * ]% of its sales in 2001 and has declined to approximately [ * ]% of projected 2006 sales. This decline is the result of our focus on shifting our product mix to the non-cable business, the cable sector recession and increased competition in the cable markets from commodity suppliers. We have experienced this trend in the past and expect it to continue in the future, which is the main reason why we continue to attempt to diversify the segment's product mix into non-cable markets. These non-cable applications include, but are not limited to, thin foil laminates used for antennas in mobile phones, green house curtains used to control light in green house applications, and laminates for heater circuits used in the automotive sector.

A potentially significant new application for PBIL's non-cable products is laminates used by automotive manufacturers as a part of occupant detecting seat sensors used to deploy airbags. We have been in discussions since 2004 with a certain customer [ * ] that supplies parts to certain automobile manufacturers in North America, including a major automobile manufacturer [ * ]. During this period, we have been working with [ * ] and other vendors by supplying sensor circuitry and materials into their prototype products.

During the second half of 2005, discussions began to center around specific designs and product pricing using one of our laminates for these seat sensor products. In this same time period, we received indications of potential order volumes under this program that would start in 2007 and significantly impact our sales volumes in 2008, accounting for almost 20% of this segment's projected sales in 2008 and upwards of 25% of its sales by 2011.

On June 21, 2006, this supplier notified us that, although this supplier believed it had won the business for this seat sensor program, our product was not designed in as it was ultimately too costly for the end customer and a different product was selected. As of the end of the second quarter when we received this information, we were not designed into any other similar programs that would utilize our technology and we would need to refocus our efforts in an attempt to find a future use for this product. Due to the fact that we currently have no pending projects for this product and the time-frame associated with identifying a potential customer and then being designed into their program is typically a 2-5 year process, we determined that this event was an indicator of impairment, as the cancellation of this project would significantly impact our long-term revenue and cash flow projections associated with this segment. Therefore, we prepared a cash flow analysis for the PBIL business as of the end of the second quarter of 2006, which resulted in a book value in excess of the segment's fair value and, ultimately, in our recording an impairment charge of $5.0 million on the goodwill associated with this business unit.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 6


The most significant impact this development had on our second quarter cash flow analysis as compared to our year-end 2005 analysis was the long-term and perpetual revenue growth rates associated with this business. In our 2005 analysis, we projected annual growth rates of approximately [ * ]%. This projection took into account the declining core cable business of the segment as well as the expected increase in the lower margin non-cable business. At the time of our year-end 2005 analysis, we conservatively estimated that the seat sensor project would begin to significantly impact our sales levels during 2009 (conservatively anticipating that these projects could potentially be delayed from the 2007/2008 start dates as discussed above), and would account for approximately [ * ]% of the annual growth rate of this business during those years. As a result of the cancellation of this program, we reduced our annual projected growth rates in 2009 and 2010 to approximately [ * ]% and [ * ]%, respectively, and our perpetual projected growth rate to [ * ]%, which significantly impacted the future cash flows and corresponding fair value of the business. To further clarify this point, we have included the following table to highlight these facts:

                                                    Sales Projections
  Impairment                       ---------------------------------------------
analysis as of:                      2006     2007     2008     2009     2010
--------------------------------------------------------------------------------
YE 2005                             $[ * ]   $[ * ]   $[ * ]   $[ * ]   $[ * ]
Growth %                                      [ * ]%   [ * ]%   [ * ]%   [ * ]%
Q2 2006                             $[ * ]   $[ * ]   $[ * ]   $[ * ]   $[ * ]
Growth %                                      [ * ]%   [ * ]%   [ * ]%   [ * ]%

Based on this comparison, it would appear that the sales levels approximate each other when we reach 2010 when comparing the projections as of year-end 2005 to those at the end of the second quarter of 2006. However, this situation is largely due to the fact that our second quarter 2006 projections are based on higher sales volumes in the 2006 base-year than were anticipated at the end of 2005 (sales year-to-date through July for PBIL were approximately $[ * ]). This increase in base-year 2006 sales is due primarily to the increased sales levels of some of our non-cable products (excluding seat sensors) mentioned above as the business continues to trend towards the non-cable market. However, these products do not have the same margin levels that the seat sensor product would have been able to command nor do they have anywhere close to the potential volume levels and related profitability that were anticipated for the seat sensor product; therefore, as a result of this unfavorable product mix, similar revenue levels result in much lower profit levels and, consequently, much lower cash flow projections. For example, sales volumes forecasted at the end of 2005 for 2010 that included the seat sensor project were projected to yield a profit of approximately $[ * ], while the sales volumes projected in the second quarter of 2006, without the seat sensor project, resulted in a forecasted profit of $[
* ]. Based on the timing of the events described above and the resulting cash flow analysis, we believe that the impairment charge related to the PBIL business was appropriately recorded in the second quarter of 2006.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 7


To further clarify the Staff's comment in the third bullet above, the impairment indicator that triggered our impairment analysis in the second quarter of 2006 was the cancellation of the seat sensor project. However, the resulting cash flow analysis that generated the impairment charge was impacted by both the cancellation of this project and the resulting unfavorable product mix associated with this business when considering the lower margin non-cable business and the impact of losing this significant, higher margin seat sensor project, which comprised a majority of our forecasted non-cable sales. Current forecasts for the cable business are also impacted by rising raw material costs, as noted in our press release, which have increased at rates greater than anticipated at the end of 2005 when our original cash flow projections were developed. Therefore, we do not believe there is an inconsistency between our June 29, 2006 press release and our response letter to you dated June 29, 2006.

Comment 3:

With regard to your response in your letter dated June 29, 2006, please provide us with the following additional information:
     o Additional information about the contract you renegotiated with the polyolefin foams sole customer at the end of 2005, such as why the contract was renegotiated and why the customer agreed to price increases of 30% on the renegotiated contract. As the contract ends in fiscal year 2006, please tell us whether you expect to negotiate another contract with similar profit margins and the period over which the contract will relate.
     o On page 4 of your June 29, 2006 response letter, you state the reason polyolefin foams does not require any sales and marketing costs is that there is a limited customer base that is already in place. You further state that you have limited plans to expand this reporting unit's product line offerings. On page 7 of your response letter, you state that polyolefin foams has one customer, yet you expect to generate new products geared towards the automotive industry that you anticipate will result in increased sales by ten percent. Please tell us what stage you are at for preparing a new product offering for the automotive industry and when you intend to make such an offering available to the automotive industry. Please tell us in which fiscal year of your goodwill impairment test you included an increase to sales for this new product offering. Please tell us why you do not believe you will be required to market this new product offering.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 8


     o On page 9 of your response letter you state that elastomer components is operating at break-even levels for the first quarter of fiscal year 2006 without the corporate allocations. As such, please provide us with additional explanation as to why you expect to recognize division profit and adjusted operating profit for elastomer components for fiscal years 2006 through 2010.

Response 3:

In order to clearly respond to each of the Staff's bulleted comments above, we will respond to each individually as follows:

o Additional information about the contract you renegotiated with the polyolefin foams sole customer at the end of 2005, such as why the contract was renegotiated and why the customer agreed to price increases of 30% on the renegotiated contract. As the contract ends in fiscal year 2006, please tell us whether you expect to negotiate another contract with similar profit margins and the period over which the contract will relate.

The original contract between Rogers and our sole customer was a 3-year contract that ended in October of 2005. The only pricing changes allowed in the contract were adjustments based on significant changes in raw material prices as determined by a published price index and the resulting value was evaluated quarterly. If the index went up by a certain amount the price was increased accordingly. However, this index did not change significantly during the initial contract period, even though raw material prices increased substantially. Therefore, due to the terms of the contract, we were forced to absorb these price increases. A key factor in the original agreement with this sole customer was that we agreed to exclusively supply certain polyolefin products to them and even agreed not to use them for our own uses in the flexographic printing market (where Rogers and this sole customer have competing product lines).

Near the end of the 3-year contract (in the second quarter of fiscal 2005), we began negotiating a new agreement, which was to be (by mutual agreement) a one-year contract, in which the pricing was raised considerably (30% for some products and 35% for others) to account for the raw material price increases discussed previously. That agreement became effective in January 2006 and extends until December 31, 2006.

In this agreement, there is a "competitive pricing" clause that allows this customer to purchase from other vendors if they can find a comparable product at a lower price, and if we do not agree to match the price. They invoked this clause on May 9, 2006, and informed us that, if we did not agree to a 30% price reduction, we would soon see our volumes levels decline, although they did agree to meet the quarterly volume minimums ($1.5M in purchases per quarter) through the end of the current contract.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 9


At that point we began discussions to determine if we could find an acceptable price/volume level that would enable us to maintain a positive cash flow position and allow them to meet their cost control targets. We made a proposal to this customer on June 20, 2006 to agree to the 30% price decrease and to maintain volume levels at approximately 75% of the current levels. We believe this offer constitutes a "best-case" scenario, as it is not probable that this customer will come back to us with a better offer. At this time, they have not responded to our proposal. However it is clear that if we are able to reach an agreement, it will be at a substantially lower price and lower volume, resulting in much lower cash flows, which would significantly impair the long-term sales, profitability levels and cash flows of the business.

o On page 4 of your June 29, 2006 response letter, you state the reason polyolefin foams does not require any sales and marketing costs is that there is a limited customer base that is already in place. You further state that you have limited plans to expand this reporting unit's product line offerings. On page 7 of your response letter, you state that polyolefin foams has one customer, yet you expect to generate new products geared towards the automotive industry that you anticipate will result in increased sales by ten percent. Please tell us what stage you are at for preparing a new product offering for the automotive industry and when you intend to make such an offering available to the automotive industry. Please tell us in which fiscal year of your goodwill impairment test you included an increase to sales for this new product offering. Please tell us why you do not believe you will be required to market this new product offering.

Your above comment is correct in stating that we had limited plans to expand the reporting units product line offerings, but that we were hopeful that some of the technology the Company had invested in developing would help contribute to the future growth of the business unit. However, in preparing our forecasts at the end of 2005, we took a conservative approach to building our forecasts, as we were not overly optimistic that the developing technology would significantly contribute to the long-term growth of the business. Therefore, the 10% annual growth rates noted in your comment were primarily attributable to the organic growth rates attributed to the continuing business with our sole customer. Since we acquired the polyolefin business in 2003, the sales volume levels attributed to this sole customer have grown substantially as noted in the table below:

                                                                 2006
                        2003         2004         2005       (Forecasted)
                      ----------------------------------------------------------
Sales                  $[ * ]       $[ * ]       $[ * ]         $[ * ]
Growth %                             [ * ]%       [ * ]%         [ * ]%

* Actual sales for first half of 2006 approximated $[ * ], which can be annualized to $9.4 million sales levels, which puts our original 2006 forecast at a conservative level.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 10


Based on these historical volume levels and the new contract negotiated with our sole customer, we believed that a [ * ]% sales growth rate was appropriate as of year-end 2005.

As part of the restructuring of the business in 2005, we focused our product development efforts on two main projects - "Interlam" for auto interiors and "Senflex" for consumer applications. However, early in 2006, but subsequent to the preparation of our 2005 impairment analysis, we had determined that both projects had limited market and product potential and were not worth the additional investment that would be necessary to bring these projects to market and both projects were subsequently terminated. Since the product development aspect of this business did not significantly impact the business projections used in our impairment analysis at the end of 2005, we did not believe the cancellation of these projects was an indicator of impairment nor would these cancellations materially impact any of the forecasted information used in our 2005 impairment analysis on the polyolefin business. Currently, there is no further development work either ongoing or planned for this business.

o On page 9 of your response letter you state that elastomer components is operating at break-even levels for the first quarter of fiscal year 2006 without the corporate allocations. As such, please provide us with additional explanation as to why you expect to recognize division profit and adjusted operating profit for elastomer components for fiscal years 2006 through 2010.

In 2005, the elastomer components business (ECD) was newly relocated to China from the US and experienced significant start-up costs associated with the move, including the installation of production lines in China and getting those lines up to our desired quality standards. As these lines began producing, the Company had to work through significant yield and quality issues, as anticipated with the installation of brand new production lines. Once these lines were functional, the Company needed to work off the backlog accumulated as a result of the production delays and yield issues and had to get this product quickly to its customers, which required shipping this product via air rather than ground which added substantial costs to this business (approximately $100k to $200k per month). The cumulative results of all these issues resulted in operating losses, before corporate allocations, of $[ * ] in 2005.

In 2006, the Company has undertaken initiatives to improve this business, which has resulted in the near break-even levels, before corporate allocations, achieved in the first quarter of 2006 as disclosed on page 9 of our June 29, 2006 response letter. In the second quarter of 2006, the Company made further strides to improve the profitability of this business and experienced operating profits, before corporate allocations, of approximately $[ * ]. These improved results were the result of many factors, including certain cost control measures, including efforts to ship product via ground rather than air, further market penetration in China for the segment's core products, and efficiency improvements in the manufacturing process. In the future, the Company believes it can further improve the operating results of the business through the continued penetration of the Asian marketplace in the segments core products (floats and elastomer components) as the marketing efforts to date have been limited as the Company has been focused on working through the various production issues it has experienced in getting this business functional in China. It also believes there are further cost cutting measures that can be achieved, such as further reducing its reliance on air shipment, which adds significant expense to the business as previously discussed, and procuring raw materials from local Asian vendors rather than from US sources. The Company also believes it can further improve the manufacturing process related to these products and has actively pursued other cost cutting measures. For example, the Company is currently in the process of moving the production of its float product from a remote manufacturing facility in Korea to its main campus in Suzhou, China to further take advantage of the existing overhead structure already in place in China and eliminate excess overhead costs, thereby improving the profitability associated with this business.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 11


The Company also anticipates that future sales growth in this business will also drive profitability improvements. Prior to the relocation of this business to China in 2004, Elastomer Component sales levels were much higher than we are currently experiencing, as illustrated in the following table (a portion of which was previously disclosed to you in Attachment 1 to our response letter dated March 11, 2005):

                             2006
                          (Projected)  2005    2004    2003     2002     2001
                          -----------------------------------------------------
    Sales                   $[ * ]    $[ * ]  $[ * ]  $[ * ]   $[ * ]   $[ * ]

The decline in sales volumes from 2001 to 2003 is due primarily to our loss of market share, particularly in ECD's Endur roller product line, as the high cost structure in the US hurt our competitive position in the marketplace. This is one of the reasons we chose to relocate this business to China, as we believe the lower cost structure will be more effective in allowing us to regain the market share we previous held. Basing our operation in China also makes the Asian marketplace more accessible than if the business was still located in the US. 2006 is the first full year that the ECD business has been fully operational in China and we believe that the business is starting to experience some of the positive results we have anticipated related to both its cost cutting measures and its market penetration, as projected 2006 sales have increased by approximately [ * ]% over 2005. These current projections for 2006 are a [ * ]% increase over the projections utilized in our year-end 2005 impairment analysis. Overall, as a result of the initiatives we are undertaking at ECD and its performance in 2006, we believe that the projections used in our impairment analysis at year-end 2005 are reasonable and appropriately reflect the fair value of the business at that time.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 12


Comment 4:

We note the revised disclosure you intend to include in future filings to address the impairment indicators noted for your reporting units within your other reportable segment as of January 1, 2006. Your revised disclosures appear to only include the types of assumptions in your goodwill impairment tests. Your revised disclosures do not appear to alert investors with regard to the uncertainties about the recoverability of the assets for the reporting units within your other reportable segment. We believe you should revise future filings to:
     o Clearly identify those reporting units for which recoverability of the assets is uncertain and the amount of assets at risk.
     o State the sensitivity of the assumptions included in estimating the fair value of the impact of a plus or minus change in the assumptions included in the goodwill impairment test (i.e., revenue growth rates, profit margins, terminal year growth rate, discount rate, etc.).
     o Finally, if the headroom between the estimated fair value and the carrying value of the reporting unit is not materially different, disclose such amount. In this regard, the low end of the range you included in your Form 10-K for the fiscal year ended January 1, 2006 and your response letter does not appear to be consistent with the goodwill impairment tests as of January 1, 2006 you provided to us for your reporting units within the other reportable segment. Please advise.

Response 4:

We acknowledge the first two bullet points in this comment and will, in future filings, expand our disclosures appropriately.

In regards to your third bullet stating the inconsistency in the low end of the range as disclosed in our Form 10-K as compared to the impairment tests provided to the Staff, we acknowledge this discrepancy and note that the amount that should have represented the low end of the range in the Form 10-K was $1.5 million (per the polyolefin impairment analysis provided to the Staff). In future filings, we will include additional disclosures if the difference between the fair value and book value of the enterprise is not materially different.

Comment 5:

Finally, if you determine that the polyolefin foams and polyester-based laminates reporting units are impaired as of the end of your second quarter of fiscal year 2006, we would expect to see disclosures as to why impairments existed at the end of the second quarter of fiscal year 2006 but not at the end of fiscal year 2005. Such disclosures should include, but are not limited to, the following:
     o A detailed discussion of the operating results for each of the reporting units prior to the charge as compared to the period in which the charge is recognized. The disclosures should support management's position that goodwill was not impaired as of January 1, 2006.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 13


     o A detailed discussion of all the factors that led to the impairment charge, how those factors contributed to the goodwill impairment, and when those factors were first identified.
     o A detailed discussion of the changes in each of the assumptions used to estimate the fair value of the each reporting unit.

Please provide us with the disclosure you intend to include in your second quarter of fiscal year 2006 Form 10-Q.

Response 5:

Our second quarter Form 10-Q for fiscal year 2006 was filed on August 11, 2006, prior to the filing of this response letter, so we could not provide you with the disclosure prior to our filing the 10-Q. However, we considered the Staff's comments when preparing such disclosure. For the convenience of the Staff, we have incorporated the disclosure filed in our 2006 second quarter 10-Q into this response letter as follows:

Excerpt from Rogers' second quarter 2006 Form 10-Q (Footnote 9 and MD&A):

Note 9 - Impairment Charges

Polyolefin Foams

In the second quarter of 2005, the Company recorded a non-cash pre-tax charge of $21.4 million related to its polyolefin foams operating segment, which is aggregated in the Company's Other Polymer Products reportable segment. This charge included a $19.8 million impairment charge on certain long-lived assets and $1.6 million in charges related to the write down of inventory and receivables related to the polyolefin foam business. Furthermore, in the second quarter of 2006, the Company recorded an additional non-cash pre-tax charge of $6.3 million related to the impairment of goodwill related to the polyolefin foams operating segment, which is included in Impairment Charges on the Company's statement of operations.

These charges are the result of the cumulative events that occurred since the purchase of the polyolefin foam business in the beginning of fiscal year 2002. At that time, the Company acquired certain assets of the polyolefin foam business, including intellectual property rights, inventory, machinery and equipment, and customer lists from Cellect LLC. The Company migrated the manufacturing process to its Carol Stream, Illinois facility, which was completed at the end of the third quarter of 2004. This migration included the development of new process technology and the purchase of custom machinery, which the Company believed at the time would allow it to gain efficiencies in the manufacturing process and improvements in product quality. After completing this transition, the Company focused on realizing these previously anticipated efficiencies and improvements, but encountered a variety of business issues, including changing customer requirements in the polyolefin marketplace, a significant increase in raw material costs, and other quality and delivery issues. In light of these circumstances, the Company commenced a study in the first quarter of 2005 to update its market understanding and the long-term viability of the polyolefin business. This study was completed in the second quarter of 2005 and confirmed that the business environment surrounding the polyolefin foam business had changed from the time of the Company's initial purchase in 2002, which caused the Company to revisit its business plan for the polyolefin foam business. At that time, the polyolefin business was experiencing significant operating losses and, during the second quarter of 2005, the Company concluded that under the existing circumstances it would be very difficult and cost prohibitive to produce the current polyolefin products on a profitable basis and decided to scale back on the business by shedding unprofitable customers and concentrating on developing new, more profitable polyolefin products. This conclusion led to the performance of an impairment analysis that was conducted in accordance with SFAS No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets and SFAS No. 142 (SFAS 142), Goodwill and Other Intangible Assets and resulted in the $21.4 million charge recorded in the second quarter of 2005.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 14


Subsequent to the second quarter of 2005, the Company worked to improve the operating performance and cash flows of the newly restructured business. The Company shed its most unprofitable product lines, which resulted in the retention of one significant customer. In order to achieve acceptable profitability levels, the Company negotiated a prospective arrangement with this customer, which included a significant pricing increase and preferred supplier status for this particular product. This agreement would be effective for a one-year period beginning in January 2006. However, given the apparent mutually beneficial relationship with this customer at that time, the Company believed that this arrangement would be sustained for a longer period of time, which would generate sufficient cash flows to allow further growth in this business. In particular, the Company believed that the related polyolefin products being purchased by this customer had a distinct technological advantage in the marketplace. At the end of 2005, the long-term projections associated with this business were based on the newly negotiated contract, the assumption that this contract would be renewed at the end of 2006, and the organic growth the Company had experienced with this customer since the acquisition of the business, which the Company believed would continue in the future. The anticipated improvements in the business were further validated by the significant improvements in operating results and cash flows in the second half of 2005 as compared to the first half of the year and the further improvement achieved in the first half of 2006. Overall, these projections supported the recoverability of the residual asset base of the polyolefin business and the Company determined that no additional impairment charges were necessary at the end of 2005.

In the second quarter of 2006, this customer approached the Company with a demand to significantly reduce the pricing of its products, as well as to reduce volume levels of purchases from the Company. Although this demand is not prohibited in the terms of the existing supply agreement, compliance would result in immediate and significant reductions in profitability levels that are inconsistent with previous projections. This led the Company to begin negotiations on a new contract that would be effective after the existing contract expires at the end of 2006. The Company now believes that, even under the most favorable outcome, the results of this negotiation will have a significant negative impact on the long-term outlook of its polyolefin foam business as the business will be impacted by both lower product pricing and lower volume levels, resulting in lower long-term revenues and operating margins. The Company concluded that this pending contract and change in the business relationship with this customer was an indicator of impairment that triggered an impairment analysis on the remaining assets of the polyolefin foam business under SFAS 144 and SFAS 142. The impairment analysis, which was completed as part of the second quarter closing process with the assistance of an independent third-party appraisal firm, resulted in the Company recording an impairment charge of $6.3 million in the second quarter of 2006 related to the goodwill associated with this business. Consequently, the polyolefin foam business has a remaining book value of approximately $1.5 million at July 2, 2006, comprised primarily of inventory and receivables, and no remaining intangible assets.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 15


Polyester-Based Industrial Laminates

In the second quarter of 2006, the Company recorded a non-cash pre-tax charge of $5.0 million related to the impairment of the goodwill related to the polyester-based industrial laminates (PBIL) operating segment, which is aggregated into the Company's Other Polymer Products reportable segment. This operating segment has historically focused its product offerings in the cable market, which is a market that has become more commodity-based with increased competition, and has experienced significant raw material price increases, particularly in copper and aluminum. Over the past few years, the Company chose to change its strategic focus and long-term operational plans to the non-cable industry, which it believed would yield higher margins and less competition. In the second quarter of 2006, a customer notified the Company that a key program related to a new, emerging technology had been cancelled. This customer, a major automotive manufacturer, had initially designed the Company's new product into one of its programs, but decided to incorporate a different, less expensive technology into the program instead. This program was a key strategic initiative related to the long-term growth of this operating segment in the non-cable industry. Rogers is currently evaluating other potential customers for this technology, but is currently not designed into any specific programs. The nature of this product requires a design-in period of at least a few years in advance of the end product becoming available to consumers; therefore, the cancellation of this program significantly impacts the long-term forecasts and projections of the business and consequently, the current fair value of the business. The Company determined that the cancellation of this program was an indicator of impairment due to the significance of the program on the long-term revenue and margin growth of this business. Consequently, the Company performed an impairment analysis on the PBIL operating segment under SFAS 142. In the previous impairment analysis prepared by the Company in the fourth quarter of 2005 as part of its annual valuation performed in accordance with SFAS 142, the Company utilized annual revenue growth rates of approximately 5%, which considered the future sales of this new technology in the program it was designed into at that time. As a result of the cancellation of the program, the Company revised its growth projections to approximately 2% annually and also revised its projected margin levels for the revised product mix projections and higher than expected raw material prices. The impairment analysis, which was completed as part of the second quarter closing process with the assistance of an independent third-party appraisal firm, resulted in the Company recording an impairment charge of $5.0 million related to the goodwill associated with this business. The analysis did not result in the impairment of any of the entity's other long-lived assets. Consequently, the PBIL business has a remaining book value of approximately $7.5 million, comprised primarily of accounts receivable, inventory, fixed assets and residual goodwill of approximately $0.5 million.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 16


Note 8 - Income Taxes, page 57
------------------------------

Comment 6:

We note your response to comment 2 in our letter dated June 19, 2006. However, it appears to us that the significant assumptions underlying your tax provisions and the change in estimate related to your fiscal year 2004 income tax provision that increased your fiscal year 2005 net income by 11.9% should have been more thoroughly disclosed and discussed. Please be advised that, in future periodic filings, we believe you should more specifically identify the material assumptions used in estimating your income tax provision and provide a sensitivity analysis of those assumptions. We also believe you should disclose and discuss the reasons for and impact of changes in estimates, to the extent material.

Response 6:

We acknowledge this comment and will, in future filings, more specifically identify the material assumptions used in estimating our income tax provision and provide a sensitivity analysis of those assumptions, as appropriate. We will also disclose and discuss the reasons for and impact of changes in estimates to the extent material, as appropriate.

Comment 7:

We note that you completed the extraterritorial income exclusion benefit in the third quarter of fiscal year 2005 but you recognized the change in estimate in the fourth quarter of fiscal year 2005. Please explain to us why you recorded this change in estimate during the fourth fiscal quarter of fiscal year 2005 instead of when the calculation was completed.

[ * ] CONFIDENTIAL TREATMENT REQUESTED

Ms. Nili Shah
Accounting Branch Chief
August 18, 2006
Page 17


Response 7:

We completed the extraterritorial income exclusion benefit calculation in the third quarter of 2005 and also recognized the change in estimate in the third quarter of 2005, not in the fourth quarter as noted in your comment. We disclosed this fact in our 2005 third quarter Form 10-Q on page 6, Footnote 1 to the condensed consolidated financial statements in the Income Taxes section and on page 22 in the income taxes section of MD&A as follows:

          "In 2005, the effective tax rate benefited from...(3) adjustment of the Company tax accruals to reflect the filing of the 2004 federal income tax return on September 15, 2005 (6.9 percentage point decrease)..."


Please telephone me at 860-779-5508, or our attorney, Andrew J. Merken, Esq. of Burns & Levinson LLP, Boston, MA at 617-345-3740, with any questions or comments you may have.


                               Very truly yours,


                               /s/ Paul B. Middleton
                               -------------------------------------------------
                               Paul B. Middleton
                               Corporate Controller and Chief Accounting Officer


cc:  Robert D. Wachob, President and Chief Executive Officer
     Dennis M. Loughran, Vice President Finance and Chief Financial Officer Robert M. Soffer, Vice President, Treasurer and Secretary
     Debra J. Granger, Director, Corporate Compliance and Control
     Ronald J. Pelletier, Manager, Financial Reporting
     Tracey Houser, Staff Accountant, Securities and Exchange Commission Anne McConnell, Securities and Exchange Commission
     Sean Lynch, Ernst & Young
     Andrew J. Merken, Esq., Burns & Levinson LLP


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Attachment 1 - Polyolefins Cash Flow Analysis

                               Rogers Corporation
                     Valuation of Polyolefins Reporting Unit
                  Income Approach, Discounted Cash Flow Method
                   Valuation of Invested Capital as of 6/30/06


Assumptions:
(Data is presented in $ Millions)
Discount Rate                                 [ * ](g)
Subject Company Tax Rate                      [ * ](d)
Normal Working Capital as % of Revenues       [ * ](f)






                                             ----------------------------
                                                       Projected
For the FYE December 31,                      2006   2007   2008   2009
                                             ----------------------------

Net Revenues (a)                              [ * ]  [ * ]  [ * ]  [ * ]
   % Annual Growth                            [ * ]  [ * ]  [ * ]  [ * ]

                                             ----------------------------
Operating EBIT (b)                            [ * ]  [ * ]  [ * ]  [ * ]
   as % of Net Revenues                       [ * ]  [ * ]  [ * ]  [ * ]

Corporate Allocations                         [ * ]  [ * ]  [ * ]  [ * ]

Adjusted EBIT                                 [ * ]  [ * ]  [ * ]  [ * ]

Estimated Income Taxes (d)                    [ * ]  [ * ]  [ * ]  [ * ]
                                             ----------------------------
Invested Capital Net Income                   [ * ]  [ * ]  [ * ]  [ * ]

Number of Relevant Months                     [ * ]
Adjustment for Partial Year (e)               [ * ]
                                             -------
Invested Capital Net Income Adjusted for
 Partial Year                                 [ * ]


Plus Depreciation Expense (c)                 [ * ]  [ * ]  [ * ]  [ * ]

Less Capital Expenditures (c)                 [ * ]  [ * ]  [ * ]  [ * ]
Less Incremental Working Capital (f)          [ * ]  [ * ]  [ * ]  [ * ]
                                             ----------------------------
Invested Capital Cash Flow                    [ * ]  [ * ]  [ * ]  [ * ]
   as % of Net Revenues                       [ * ]  [ * ]  [ * ]  [ * ]

                                           -------------------------------------
Discount Period                               [ * ]  [ * ]  [ * ]  [ * ]  [ * ]
                                           -------------------------------------
                                           -------------------------------------
Present Value Factor (g)                      [ * ]  [ * ]  [ * ]  [ * ]  [ * ]
                                           -------------------------------------

Present Value of Interim Invested Capital     [ * ]  [ * ]  [ * ]  [ * ]
 Cash Flow


Valuation Summary
-----------------


Tangible asset value at end of projection
 period(h)                                    [ * ]


Present Value of Residual Assets(i)           [ * ]
Plus Total Present Value of Interim
 Invested Capital Cash Flow                   [ * ]
                                             -------
Indicated Invested Capital Value of           [ * ]
 Operating Business

                                             -------
Concluded Invested Capital Value(Rounded)     [ * ]
   Does not include cash


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Attachment 1 - Polyolefins Cash Flow Analysis

                               Rogers Corporation
                     Valuation of Polyolefins Reporting Unit
                  Income Approach, Discounted Cash Flow Method
                   Valuation of Invested Capital as of 6/30/06


Book value of business:
   Tangible assets                            [ * ]
   Goodwill                                   [ * ]
                                             -------
                                              [ * ]
                                             -------

Excess of fair value over book value          [ * ]  FAILED
                                             -------

Impairment calculation:
   Calculated fair value of business          [ * ]


   Fair value of tangible assets              [ * ]
   Pro-forma value of goodwill                  -
                                             -------
                                              [ * ]
                                             -------

   Pro-forma value of goodwill                  -
   Actual value of goodwill                   [ * ]
                                             -------
   Goodwill write-off                         [ * ]
   Tax impact (38%)                           [ * ]
                                             -------
   Net impairment charge                      [ * ]
                                             -------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


Notes:

(a) Revenue projections for the interim periods are based on management's projections.

(b) Margin projections for the interim periods are based on management's projections.

(c) Capital expenditures and depreciation and amortization expense for the interim periods are based on management's projections. In 2006, projected capital expenditures and depreciation and amortization expense represent the estimated cash flow amount between the appraisal date and the fiscal year-end.

(d) This is the estimated effective tax rate for the subject company which reflects the combined effects of federal and state income tax payments.

(e) The 2006 invested capital net income forecast represents the results for a full year. The partial year adjustment is used to adjust the full year forecast for the amount that will be earned between the appraisal date and the fiscal year-end.

(f) Working capital requirements were based upon management projections. 12% 5,300 5,600 6,000 6,500 7,100 7,800 8,900

(g) The applicable discount rate is based on the weighted average cost of capital ("WACC") as developed using guideline publicly 20% 3,200 3,300 3,400 3,500 3,600 3,800 3,900 traded companies. The discount rate incorporates a mid-year discounting convention to represent the ongoing nature of the business.

(h) The tangible asset value at the end of the projection period represents the book value of the working capital and net proprety and equipment.

(i) The terminal value is discounted to present value utilizing an end of year discounting convention.


[ * ] CONFIDENTIAL TREATMENT REQUESTED

Attachment 2 - PBIL Cash Flow Analysis

                               Rogers Corporation
                        Valuation of PBIL Reporting Unit
                  Income Approach, Discounted Cash Flow Method
                   Valuation of Invested Capital as of 6/30/06


Assumptions:
(Data is presented in US$ Millions)
Discount Rate                       [ * ](g)
Subject Company Tax Rate            [ * ](d)
Normal Working Capital as % of
 Revenues                           [ * ](f)

Perpetuity Growth Rate              [ * ](h)

Projections are without Seat Sensor
 Project


                                   ---------------------------------------------
    IN MILLIONS OF US$                      Projected                 Stabilized
For the FYE December 31,            2006   2007   2008   2009   2010    Period
                                   ---------------------------------------------

Net Revenues (a)                    [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]
    % Annual Growth                 [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]

Operating EBITDA                    [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]
    as % of Net Revenues            [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]

Depreciation Expense                [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]

                                   ---------------------------------------------
Operating EBIT (b)                  [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]
    as % of Net Revenues            [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]

Corporate Allocated expenses        [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]
                                   ---------------------------------------------

Adjusted EBIT                       [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]
    as % of Net Revenues            [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]

Estimated Income Taxes (d)          [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]
                                   ---------------------------------------------
Invested Capital Net Income         [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]

Number of Relevant Months           [ * ]
Adjustment for Partial Year (e)     [ * ]
                                   -------
Invested Capital Net Income
 Adjusted for Partial Year          [ * ]


Plus Depreciation Expense (c)       [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]

Less Capital Expenditures (c)       [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]
Less Incremental Working Capital
 (f)                                [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]
                                   ---------------------------------------------
Invested Capital Cash Flow          [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]
    as % of Net Revenues            [ * ]  [ * ]  [ * ]  [ * ]  [ * ]    [ * ]

                                   -----------------------------------
Discount Period                     [ * ]  [ * ]  [ * ]  [ * ]  [ * ]
                                   -----------------------------------
                                   -----------------------------------
Present Value Factor (g)            [ * ]  [ * ]  [ * ]  [ * ]  [ * ]
                                   -----------------------------------

Present Value of Interim Invested   [ * ]  [ * ]  [ * ]  [ * ]  [ * ]
 Capital Cash Flow


Terminal value estimate:
------------------------
Stabilized Period Invested Capital                [ * ]
 Cash Flow
Capitalized Terminal Value (i)                    [ * ]
--------------------------------------------------------
Present Value of Terminal Value (j)               [ * ]
--------------------------------------------------------


Valuation Summary
-----------------
Concluded Terminal value                          [ * ]
Plus Total Present Value of Interim
 Invested Capital Cash Flow                       [ * ]
                                                 -------
Indicated Invested Capital Value of
 Operating Business                               [ * ]

Plus/(Less) Other Adjustments (k)                 [ * ]
                                                 -------
Concluded Invested Capital Value                  [ * ]


    Rounded to (US$ Millions)                     [ * ]
                                                 =======
    Does not Include Cash

Attachment 2 - PBIL Cash Flow Analysis

                               Rogers Corporation
                        Valuation of PBIL Reporting Unit
                  Income Approach, Discounted Cash Flow Method
                   Valuation of Invested Capital as of 6/30/06


Book value of business:
   Tangible assets                                [ * ]
      Goodwill                                    [ * ]
                                                 =======
                                                  [ * ]
                                                 =======

Excess of fair value over book value              [ * ]  FAILED
                                                 =======

Impairment calculation:
-----------------------
   Calculated fair value of business              [ * ]
                                                 =======

   Fair value of tangible assets                  [ * ]
                                                 =======
   Pro-forma intangible assets:
      Trademarks & technology                     [ * ]
                                                 =======
      Customer relationships                      [ * ]
                                                 =======
      Goodwill                                    [ * ]
                                                 =======
                                                  [ * ]
                                                 =======

   Pro-forma value of goodwill                    [ * ]
                                                 =======
   Actual value of goodwill                       [ * ]
                                                 =======
   Imnpairment charge                             [ * ]
                                                 =======

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Notes:

(a) Revenue projections for the interim periods are based on management's projections.

(b) Margin projections for the interim periods are based on management's projections.

(c) Capital expenditures and depreciation and amortization expense for the interim periods are based on management's projections. In 2006, projected capital expenditures and depreciation and amortization expense represent the estimated cash flow amount between the appraisal date and the fiscal year-end.

(d) This is the estimated effective tax rate for the subject company which reflects the combined tax rate.

(e) The 2006 invested capital net income forecast represents the results for a full year. The partial year adjustment is used to adjust the full year forecast for the amount that will be earned between the appraisal date and the fiscal year-end.

(f) Working capital levels were based upon management projections. Stabilized period incremental working capital is calculated assuming the subject company achieved revenue growth consistent with the perpetuity growth rate.

(g) The applicable discount rate is based on the weighted average cost of capital ("WACC") as developed using guideline publicly traded companies. The discount rate incorporates a mid-year discounting convention to represent the ongoing nature of the business.

(h) The perpetuity growth rate ("g") for the subject company is based on an estimate of long-term inflation and the subject company's real growth prospects.

(i) This amount is the Stabilized Period Invested Capital Cash Flow times (1+g), capitalized at (WACC - g).

(j) The terminal value is discounted to present value utilizing a mid-year discounting convention.